CUSIP No. 007422306 5	Schedule 13D	Page 1 of 6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 18)*

Advance Display Technologies, Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

007422306 5
(CUSIP Number)
Lawrence F. DeGeorge 140 Intracoastal Pointe Drive Jupiter, FL 33477 (561) 745-1001
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 25, 2008
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of  §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note:  Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits.  See §§240.13d-7 for other parties to whom copies are to be sent.

(continued on following pages)

(Page 1 of  6  Pages)

_______
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 007422306 5	Schedule 13D	Page 2 of 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Lawrence F. DeGeorge
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 110,513,707
	8	SHARED VOTING POWER 19,114,000
	9	SOLE DISPOSITIVE POWER 110,513,707
	10	SHARED DISPOSITIVE POWER 19,114,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 129,627,707
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 77.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 007422306 5	Schedule 13D	Page 3 of 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) New Iplan AR LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,114,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,114,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,114,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.4%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 007422306 5	Schedule 13D	Page 4 of 6

ITEM 1.	SECURITY AND ISSUER.

This Schedule 13D relates to the acquisition of beneficial ownership of Common Stock, $.001 par value per share (the “Common Stock”) of Advance Display Technologies, Inc. (the “Company”), whose principal place of business is located at 7334 So. Alton Way, Suite F, Centennial, CO 80112.

ITEM 2.	IDENTITY AND BACKGROUND.

The persons filing this Schedule 13D (collectively, the “Reporting Persons”) are:

a.
Lawrence F. DeGeorge, an individual, whose address is 140 Intracoastal Pointe Drive, Suite 410, Jupiter, FL 33477.   Mr. DeGeorge is the Chief Executive Officer of LPL Group, Inc., LPL Investment Group, Inc., LPL Management Group, Inc. and DeGeorge Holdings Ltd.  The principal office of each of these companies is 140 Intracoastal Pointe Drive, Suite 410, Jupiter, FL 33477, and their principal business is investment management.

b.
New Iplan AR LLC, an accredited investor as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933, whose address is 140 Intracoastal Pointe Drive, Suite 410, Jupiter, FL 33477.  New Iplan AR LLC is an affiliate of Mr. DeGeorge.

During the last five years, neither Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, neither Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making such Reporting Person subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. DeGeorge is a citizen of the United States of America.

New Iplan AR LLC is an accredited investor organized under the laws of the state of Delaware.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On February 25, 2008, Mr. DeGeorge entered into a Subscription Agreement with the Company for the purchase of an additional 36,364 shares of the Company’s Series G Preferred Stock (the “Shares”) for a total purchase price of $4,000,000.  The Series G Preferred Stock is convertible into 36,364,0000 shares of the Company’s Common Stock.  Pursuant to the Subscription Agreement, the Company may elect to rescind all or a portion of Mr. DeGeorge’s subscription until such time as Mr. DeGeorge has fulfilled the entire subscription.  The Company may terminate its obligations under the Subscription Agreement at any time prior to the Company’s acceptance of full payment of the total capital commitment.

ITEM 4.	PURPOSE OF TRANSACTION.

The Shares were acquired by Mr. DeGeorge for the purpose of investment.

CUSIP No. 007422306 5	Schedule 13D	Page 5 of 6

ITEM 5.                      INTEREST IN SECURITIES OF THE ISSUER.

a.
As of the date of the filing of this Schedule 13D, Mr. DeGeorge is deemed to beneficially own 129,627,707 shares of Common Stock of the Company.  Mr. DeGeorge’s beneficial ownership represents 77.7% of the issued and outstanding Common Stock of the Company, assuming conversion of his Preferred Stock ownership.

b.
Mr. DeGeorge has the sole power to vote and has sole dispositive rights with regard to 110,513,707 shares of Common Stock, and shared power to vote and shared dispositive rights with regard to 19,114,000 shares of Common Stock held by New Iplan AR LLC, an affiliate of Mr. DeGeorge, for a total power to vote and to dispose of 129,627,707 shares of Common Stock.

c.           See Item 3.

d.           Not applicable.

e.           Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 3.  In addition, the Reporting Person is a party to a Shareholders Agreement dated November 25, 2003, whereby the Reporting Person may be restricted from transferring his shares under certain circumstances.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

4.1
Subscription Agreement between the Company and Lawrence F. DeGeorge, dated February 25, 2008, filed as Exhibit 4.1 to the Company’s Form 8-K dated February 27, 2008, and incorporated by reference herein.

CUSIP No. 007422306 5	Schedule 13D	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 25, 2008
(DATE)

/s/  Lawrence F. DeGeorge
(SIGNATURE)

Lawrence F. DeGeorge
(NAME AND TITLE)